Gladstone Commercial Corporation
Public Non-Listed Senior Common Stock Offering
Dealer Manager: Gladstone Securities, LLC
GLADSTONE COMMERCIAL

Forward-Looking Statements This free writing prospectus has been prepared for informational purposes only from information supplied by Gladstone Commercial Corporation. All statements contained in this free writing prospectus, other than historical facts, may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and other similar expressions are intended to identify forward-looking statements. Readers should not rely upon forward-looking statements because the matters that they describe are subject to known and unknown risks and uncertainties that could cause Gladstone Commercial Corporation’s business, financial condition, liquidity, results of operations, funds from operations or prospects to differ materially from those expressed in or implied by such statements. Such risks and uncertainties are disclosed under the caption “Risk Factors” in the prospectus supplement and the accompanying prospectus for the offering to which this free writing prospectus relates, in Gladstone Commercial Corporation’s most recent Annual Report on Form 10-K, in Gladstone Commercial Corporation’s Quarterly Reports on Form 10-Q and in the other information that Gladstone Commercial Corporation files with the SEC. Other than as required by applicable law, Gladstone Commercial Corporation shall have no obligation or undertaking to update or revise any forward looking statements to reflect any change in expectations, results or events.
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Free Writing Prospectus
Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this free writing prospectus, the prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
This free writing prospectus only relates to the securities of Gladstone Commercial Corporation described in the prospectus supplement, dated September 24, 2013, as amended from time to time, and the accompanying prospectus, dated September 24, 2013, that was included in Gladstone Commercial Corporation’s registration statement on Form S-3 (File No. 333-190931) which was filed with the SEC on August 30, 2013. This free writing prospectus should be read in conjunction with the prospectus supplement and the accompanying prospectus.
To view the prospectus supplement and the accompanying prospectus which relate to this offering, click the following link: http://www.sec.gov/Archives/edgar/data/1234006/000119312513375953/d601475d424b5.htm or on the website that relates to this offering at www.GladstoneCommercial.info.
Gladstone Commercial Corporation’s central index key on the SEC’s Web site is 0001234006.
Gladstone Commercial Corporation has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents Gladstone Commercial Corporation has filed with the SEC for more complete information about Gladstone Commercial Corporation and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by clicking on the links above. Alternatively, Gladstone Commercial Corporation, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and prospectus supplement if you request it by contacting Gladstone Securities, LLC, 1521 Westbranch Drive, Suite 200, McLean, VA 22102; Attention: Investor Relations or by calling 1 (703) 287-5893. 2
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Risk Factors
An investment in shares of Senior Common Stock involves substantial risks. You should purchase our securities only if you can afford a complete loss of your investment. Please read and consider the risk factors in the prospectus supplement and prospectus before purchasing any securities. The most significant risk factors include:
Risks Relating to Our Senior Common Stock and this Offering:
There is no established public trading market for shares of Senior Common Stock, and we have no plans to list these shares on a national securities exchange.
?We established the offering price of shares of Senior Common Stock on an arbitrary basis, and, as a result, the actual value of your investment may be substantially less than what you pay.
?The calculation of the Exchange Ratio could result in a deterrent to your exchanging shares of Senior Common Stock for shares of Listed Common Stock if shares of Listed Common Stock are trading at lower levels at the time that you desire to exchange your shares.
?Your ability to redeem shares of Senior Common Stock pursuant to our share redemption program is limited to the proceeds generated by our distribution reinvestment plan, and the share redemption program may be amended, suspended or terminated by our Board at any time without stockholder approval.
?If you do not agree with the decisions of our Board, then you will not be able to influence changes in our policies and operations because holders of shares of Senior Common Stock will generally have no voting rights.
?Our charter contains restrictions on the ownership and transfer of shares of our capital stock, and these restrictions may inhibit your ability to sell your shares of Senior Common Stock promptly, or at all.
?Our Dealer Manager is one of our affiliates, and, therefore, an investor in shares of Senior Common Stock would not have the benefit of an independent underwriter who has performed an independent due diligence review.
?Highly leveraged tenants and borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to holders of our Senior Common Stock.

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Risk Factors (continued)
Risks Relating to Our Company and Our Operations
?Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions to stockholders, risks associated with balloon payments, and risk of loss of our equity upon foreclosure.
?We are subject to certain risks associated with real estate ownership and lending which could reduce the value of our investments, including but not limited to, changes in the general economic climate; changes in local conditions such as an oversupply of space or reduction in demand for real estate; changes in interest rates and the availability of financing; competition from other available space; and changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.
?Our properties may be subject to impairment charges, which could adversely affect our results of operations.
?Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and our properties may include special use and single or multi-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations which could harm our financial condition and ability to make distributions.
?Our real estate investments have a limited number of tenants, many of which are small- and medium-sized businesses, and are concentrated in a limited number of industries, which subjects us to an increased risk of significant loss if any one of these tenants is unable to pay or if particular industries experience downturns.

Risk Factors (continued) Risks Relating to Our Company and Our Operations (continued from previous slide)
?We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to our stockholders.
?We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.
?We are dependent upon our key management personnel, who are employed by our Adviser, for our future success, particularly David Gladstone, Terry Lee Brubaker, and Robert Cutlip.
?Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.
?We may have conflicts of interest with our Adviser and other affiliates, including but not limited to the following conflicts: (i) our Adviser may realize substantial compensation on account of its activities on our behalf, and may, therefore, be motivated to approve acquisitions solely on the basis of increasing compensation to itself; (ii) we may experience competition with our affiliates for financing transactions; (iii) our Adviser may earn fee income from our borrowers or tenants; and (iv) our Adviser and other affiliates could compete for the time and services of our officers and directors.
?If we fail to qualify as a REIT, our operations and dividends to stockholders would be adversely impacted.
?To the extent that our distributions represent a return of capital for tax purposes, you could recognize an increased capital gain upon a subsequent sale of your stock.

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Offering Summary: Senior Common Stock 6
Issuer: Gladstone Commercial Corporation
Current Status: A public reporting company with 14,258,492 shares of Listed Common Stock outstanding (symbol: GOOD)
Security Offered: Senior Common Stock (registered, non-listed)
Distribution Preference: Distribution payments have a senior preference over Listed Common Stock but are subordinate to Preferred Stock
Distribution Rate: $1.05 per share per annum, declared daily and paid at the rate of $0.0875 per share per month Please note: distributions are not guaranteed
Offer Price: $15 per share
Shares Offered: 3,000,000 shares in primary offering and 500,000 shares pursuant to distribution reinvestment plan
Minimum Purchase: 200 shares having an aggregate minimum purchase price of $3,000
The information on this page is accurate as of September 24, 2013. Past performance is not indicative of future results.
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Offering Summary: Senior Common Stock (continued)
Initial Liquidity: Non-listed, but with limited liquidity through share redemption program based upon cash proceeds generated by distribution reinvestment plan
Conversion Liquidity: Holders of Senior Common Stock have the right to convert into shares of Listed Common Stock five years after the date on which shares of Senior Common Stock were originally purchased
Conversion Ratio: Purchase price ($15.00) divided by the greatest of:
(i) the closing trading price of Listed Common Stock on the date on which shares of Senior Common Stock were originally issued,
(ii) the book value per share of the Listed Common Stock as determined as of the date on which shares of Senior Common Stock were originally issued, or
(iii) $13.68

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The Importance of Being Senior to Listed Common
?Please Note: Distributions on Senior Common Stock have preference over those paid on Listed Common Stock, but are subordinate to those paid on existing and future series of Preferred Stock

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Preferred Stock
Senior Common Stock
Common Stock
GLADSTONE COMMERCIAL

Additional Information
?Annual distributions to be paid on 3 million shares of Senior Common Stock would be $3.15 million
?Total distributions paid to Listed Common Stockholders for the year ended December 31, 2012 were $16.43 million
?The distribution on the Listed Common Stock was $0.125 per month or $1.50 for the last 12 months
?Cumulative: Distributions paid on shares of Senior Common Stock cannot be decreased and are cumulative
?Successful track record of not reducing distributions on Listed Common Stock since inception in 2003 Please note: distributions are not guaranteed
?Valuation: The value of shares of Senior Common Stock will be published every quarter beginning in the quarter beginning with the quarter ending September 30, 2014
?Not Callable: Shares of Senior Common Stock are generally not callable prior to September 1, 2017
The information on this page is accurate as of September 24, 2013. Past performance is not indicative of future results.

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Fees & Expenses
If Gladstone Commercial sells 3,000,000 shares of the Senior Common Stock in the primary offering, 11% of the proceeds will be used to pay sales commissions, dealer manager fees, and other offering expenses
Gladstone Commercial pays its affiliated investment adviser, Gladstone Management Corporation:
—(i) an advisory fee of 2% of total stockholders’ equity less the value of any preferred shares, and
—(ii) a performance-based incentive fee

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What kind of REIT is Gladstone Commercial?
Gladstone Commercial is a publicly-traded equity REIT incorporated in 2003 to purchase commercial, industrial and retail properties that are leased to tenants pursuant to triple net leases (e.g., the tenant pays taxes, insurance and maintenance)
Gladstone Commercial files annual and quarterly reports, proxy statements and other information with the SEC, issues press releases, conducts quarterly earnings calls with stockholders and has a full-scale investor relations department that utilizes a publicly-available investor relations website
Owns 85 properties in the US:
—purchase price was $729 million
—geographically diversified in 21 states
—diversified by property type in 19 distinct tenant industries
—diversified by 70 different tenants
—96% occupied and paying as agreed
The information on this page is accurate as of September 24, 2013. Past performance is not indicative of future results.

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Gladstone Commercial’s Investment Adviser: Gladstone Management
Team of greater than 40 people: origination offices in McLean, VA; New York, NY; Chicago, IL; and Los Angeles, CA
Two senior managers lead the company and each has more than 25 years of experience in business
Manages four publicly-traded funds with greater than $1 billion of assets under management
Dual underwriting process for Gladstone Commercial:
—the tenant: as if making a loan to the tenant
—the real estate: with appraisals, studies and visits
The information on this page is accurate as of September 24, 2013. Past performance is not indicative of future results 12
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Dual Focus on Tenant and Real Estate Underwriting 13
Conduct an MAI Appraisal on each property
Site visit to review property
Survey brokers in the area to verify the value of similar properties
Phase I or II environmental report and sometimes purchase environmental liability insurance
Conduct a Property Assessment to assure the building is structurally sound
Zoning and title report to assure that there are no deed problems
Due Diligence on the Real Estate
Detailed underwriting of the tenant’s business
Review tenant’s financial statements and projections
Prove out the cash flow of the tenant’s business
Evaluate the management of the tenant’s business
Determine the tenant’s risk rating and the probability of default using a proprietary tenant risk rating system
Due Diligence on the Tenant
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Gladstone Commercial’s Business Model
Long term leases that generally have 10- to 15-year initial terms
Property that is leased is key to the operations of the tenant’s business
Lease escalations that are tied to the Consumer Price Index (with minimums) or that have fixed escalations
Low overhead expenses with triple-net leases that allow Gladstone Commercial to defray certain costs (e.g., tenants pay for maintenance, taxes and insurance)
Flexible financing to provide funding for capital improvements to properties
Credit enhancement capabilities that allow Gladstone Commercial Corporation to cross guarantee and corporate guarantee leases
The information on this page is accurate as of September 24, 2013. Past performance is not indicative of future results. 14
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Our Investment Adviser’s Origination Offices 15 Gladstone Commercial’s investment adviser’s origination offices are located in McLean, VA; Chicago, IL; New York, NY; and Los Angeles, CA.
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Geographic Diversity of Gladstone Commercial’s Properties The information on this page is accurate as of September 24, 2013.
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Gladstone Commercial’s Focus on Certain Industries Areas Where Opportunities Exist to Own Properties
•Light manufacturing
•Manufacturing of small products (plastic closures, disposable tableware)
•Specialty manufacturing
•Special purpose buildings with a conditional use permit (paper manufacturing, commercial bakery)
•Established software companies
•With large amount of computer equipment (data center)
•Offices
•Headquarter or regional offices of the business (electronics, telecommunications)
•Business services
•Service companies with logistic services (consumer products)
•Medical services/Healthcare
•Buildings used to deliver medical services (medical practice)
•Warehouses
•Logistics operations or distribution centers with long-term leases
•Specialty retailing
•Special purpose retail outlets (drug stores)

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18 Industry Diversification of Gladstone Commercial’s Properties
Staples Contract & Commercial, Inc.
A 487,121 sq. ft. office/industrial building in Orange City, IA
The property is leased to the commercial delivery and fulfillment division of Staples, Inc., on a long-term lease
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Industry Diversification of Gladstone Commercial’s Properties
Expedient Communications
A 26,080 sq. ft. data center in Pittsburgh, PA, leased long-term to Expedient Communications—a regional managed services and collocation provider
Serves as the technical headquarters for the 8 medium and large data centers which make up the Expedient portfolio including Baltimore, Boston, Indianapolis and Columbus
A heavily invested in building with state-of-the-art redundant power systems, cooling systems, and extensive raised floor space
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20 Industry Diversification of Gladstone Commercial’s Properties
D
Paychex
25,000 square foot newly-constructed one-story commercial office building located in Boston Heights, OH
100% leased to Paychex North America, Inc., a subsidiary of Paychex, Inc.
The Property was completed as a build-to-suit for Paychex
The Property is used for payroll and tax preparation services and houses the regional sales staff covering the greater-Cleveland area
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21 Industry Diversification of Gladstone Commercial’s Properties
14,560 sq. ft. retail building in Springfield, MO fully leased to Walgreen Co.
NNN Lease with 18.2 years remaining on primary term; expires February 2030
Walgreen Co., incorporated in 1909, is the largest drugstore chain in the United States (by retail store sales)
Walgreens had revenue of $72.2 billion and EBITDA of $5.0 billion in the FY ending August 31, 2011
Walgreens
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Gladstone Commercial Highlights
Successful track record of not reducing distributions on Listed Common Stock since inception in 2003 Please note: distributions are not guaranteed
Experienced management team that has a successful track record of underwriting both tenants and real estate
Conservative dual underwriting strategy that focuses on the cash flow of the tenant and the value of the real estate
Business model that emphasizes deal flow from strategic relationships with real estate intermediaries
Market opportunity to capitalize on the lack of buyers of real estate leased to mid-sized businesses
Focus on steady rental streams from tenants used to pay distributions to stockholders
Annual distributions to be paid on 3 million shares of Senior Common Stock would be $3.15 million
Total distributions paid to Listed Common Stockholders for the year ended December 31, 2012 were $16.43 million
Past performance is not indicative of future results. 22
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Senior Common Stock Highlights
7% Annual Yield: Distribution rate of $1.05 per share per annum
Monthly Distributions: Paid at the rate of $0.0875 per share per month Please note: distributions are not guaranteed
Distribution Preference: Distribution payment preference over Listed Common Stock but subordinate to existing and future series of Preferred Stock
Assets in Place: Company has rent paying buildings in place
Experienced Management: More than 40 people on management team
Conversion Liquidity: Holders of Senior Common Stock have the option to convert into shares of Listed Common Stock after five-years
Conditional Liquidity: Quarterly repurchase of shares of Senior Common Stock limited by cash proceeds generated by the reinvestment plan
Valuation: The value of shares of Senior Common Stock will be published every quarter beginning with the quarter ending September 30, 2014
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OUR COMPANY

Gladstone Commercial Corporation (our Company) was incorporated under the Maryland General Corporation Law on February 14, 2003 primarily for the purpose of investing in and owning net leased industrial, commercial and retail real estate property and selectively making long-term industrial and commercial loans to creditworthy entities. We are a publicly-traded real estate investment trust, or REIT. Our Listed Common Stock is traded on the NASDAQ Global Select Market under the trading symbol "GOOD."

We lease our real estate to a wide cross section of tenants ranging from small businesses to large public companies, many of which do not have publicly-rated debt. We have in the past entered into, and intend in the future to enter into, purchase agreements for real estate that have triple net leases with terms of 10 to 15 years and built in rental increases. Under a triple net lease, the tenant is required to pay all operating, maintenance, insurance costs and real estate taxes with respect to the leased property.

We actively communicate with buyout funds, real estate brokers and other third parties to locate properties for potential acquisition or mortgage financing in an effort to build our portfolio. As of September 24, 2013, we owned 85 properties located in 21 states that contain approximately 9.0 million rentable square feet.

Our executive offices are located at 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102, and our telephone number is (703) 287-5800.

OUR ADVISER

We are externally advised by our affiliated investment adviser, Gladstone Management Corporation (our Adviser), and have entered into an investment advisory agreement with our Adviser pursuant to which our Adviser is responsible for managing our assets and liabilities, operating our business on a daily basis and identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors. The directors, officers and employees of our Adviser have significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans.

Please read our prospectus supplement for a more complete description of our Company and our Adviser.

RISK FACTORS: An investment in shares of Senior Common Stock involves substantial risks. You should carefully consider, among other matters, the risk factors summarized on page 2 of this brochure and delineated in the section "Risk Factors" of the prospectus supplement and in our most recent Annual Report on Form 10-K before deciding whether an investment in shares of Senior Common Stock is suitable for you.

FORWARD-LOOKING STATEMENTS: This free writing prospectus has been prepared for informational purposes only from information supplied by Gladstone Commercial Corporation. All statements contained in this free writing prospectus, other than historical facts, may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and other similar expressions are intended to identify forward-looking statements. Readers should not rely upon forward-looking statements because the matters that they describe are subject to known and unknown risks and uncertainties that could cause Gladstone Commercial Corporation's business, financial condition, liquidity, results of operations, funds from operations or prospects to differ materially from those expressed in or implied by such statements. Such risks and uncertainties are disclosed under the caption "Risk Factors" in the prospectus supplement and the accompanying prospectus for the offering to which this free writing prospectus relates, in Gladstone Commercial Corporation's most recent Annual Report on Form 10-K, in Gladstone Commercial Corporation's Quarterly Reports on Form 10-Q and in the other information that Gladstone Commercial Corporation files with the SEC. Other than as required by applicable law, Gladstone Commercial Corporation shall have no obligation or undertaking to update or revise any forward-looking statements to reflect any change in expectations, results or events.

THE GLADSTONE COMPANIES
1521 Westbranch Drive, Suite 200
McLean, VA 22102
Tel: (703) 287-5800

GLADSTONE COMMERCIAL